Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868 / +972 52 695 4400 info@gkir.com

VOLTAIRE ANNOUNCES RESULTS OF 2009 ANNUAL MEETING OF SHAREHOLDERS

BILLERICA, Mass. and RA’ANANA, Israel -- July 1, 2009 – Voltaire Ltd. (NASDAQ: VOLT) (the “Company”) today announced the results of its Annual Meeting of Shareholders held on June 30, 2009, at the offices of the Company at 13 Zarchin Street, Ra’anana, Israel.

At the Annual Meeting of Shareholders, the shareholders adopted the following resolutions:
(1)	to elect Mr. Thomas J. Gill and Dr. Yehoshua (Shuki) Gleitman as Class II directors, each to serve for a three-year term, pursuant to the Articles of Association of the Company;
(2)
to approve the grant to Mr. Miron (Ronnie) Kenneth, as of the date of the Annual Meeting (the “Grant Date”), of options to purchase 125,000 ordinary shares of the Company under the Company’s 2007 Incentive Compensation Plan, with an exercise price equal to the closing price of the Company’s ordinary shares on the Grant Date; and

(3)
to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm for the year ending December 31, 2009 and until the 2010 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the audit committee, to determine their annual compensation.

Shareholders of record as of the close business on June 1, 2009 were entitled to vote at the meeting. A total of 15,937,222 shares, representing approximately 76% of the Company’s total outstanding shares, were represented at the meeting.

About Voltaire
Voltaire (NASDAQ: VOLT) is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, HP, IBM, NEC and Sun and provide the internal server-to-storage connectivity for the HP-Oracle Database Machine. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Billerica, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.